MAYFAIR GOLD ADVANCES EXPLORATION TARGETS AND PROJECT GEOLOGY AT FENN-GIB

Toronto, Ontario, September 8, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (TSXV: MFG, NYSE American: MINE) is pleased to report on its summer exploration program progress and mine geology advancement to further its operational readiness program.

2026 Summer Geology Program Highlights:

•Advanced South Block targets toward drill-ready status

•Mapped more than 95% of known outcrops and collected 127 grab samples

•Completed 23 condemnation holes totalling 6,184 metres, confirming the site General Arrangement

•Advanced the integrated 3D geological and multi-element geochemical model

Adree DeLazzer, P.Geo, Vice President, Exploration, commented, “this season’s work has strengthened our geological understanding of the North and South blocks and advanced priority targets on the South Block toward planned drilling in early 2027. Integrating our mapping, sampling and structural interpretation will help us refine these targets and focus the next phase of exploration. In parallel, we are developing an integrated geological and geochemical model at Fenn-Gib to better understand the deposit and guide exploration across the broader property. We are encouraged by the South Block’s potential and look forward to testing the targets developed through this work.

2026 Exploration Program

The 2026 exploration program focused on advancing the geological understanding of the North and South blocks (see figures 1 and 2 below) through systematic geological mapping, prospecting, sampling, and compilation of historical data. Over 95% of known outcrops across both blocks were reviewed, mapped and selectively sampled, providing extensive coverage of the property and adding significantly to the geological dataset available for ongoing interpretation and targeting.

A total of 127 grab samples were collected across the North and South blocks, including selected samples for gold assay and multi-element geochemical analysis. Geological and structural observations recorded during fieldwork focused on documenting structural features, lithology, alteration, and mineralization. The results of this work are being integrated with existing historical datasets to build a more complete understanding of the property.

A structural targeting program is also underway and has identified a number of areas for further evaluation. These targets are being integrated with the results of the summer mapping and sampling program to help refine areas for potential follow-up geological, geochemical, and geophysical work.

The Company is currently finalizing plans for its fall and winter exploration programs.

North Block Exploration
Mayfair Gold Property
Fault
Road
2026 Grab Sample
2026 Station/ Data Point
Deposit
Prospect
Outcrop
Proposed Fenn Gib Pit
Alkalic Ultramafic and Mafic Intrusives
Felsic and Intermediate Intrusives
Tholeiitic Mafic and Ultramafic Intrusives
Felsic to Intermediate Volcanics
Mafic Volcanics
Ultramafic Volcanics
Porcupine Sediments
Timiskaming Sediments
MAYFAIR GOLD
NAD83 / UTM zone 17N
0
0.5
1
1.5
2 km
N
Pipestone Fault
Munro Fault
Arrow Fault
Hwy 101
Hwy 572
Argus
Croesus
Fenn-Gib
Gold Pike
Hislop
Porcupine Sediments
Kidd-Munro Mafic Volcanics
Kidd-Munro Ultramafic Volcanics
Tholeiitic Mafic and Ultramafic Intrusives

Figure 1: North Block

Figure 2: South Block

Infrastructure Condemnation Drilling Program

Mayfair has completed its 2026 condemnation drilling program, comprising 23 drill holes totalling 6,184 metres, including two redrills. The program was designed to test the proposed locations of key project infrastructure identified in the 2026 Pre-Feasibility Study Technical Report. The drilling results confirm that the tested locations remain suitable for the planned infrastructure, and no changes to the current site layout are required.

Condemnation Drill Program Map

HWY 101
FGN26-030
FGN26-031
FGN26-032
FGN26-033
FGN26-034
FGN26-034a
FGN26-035
FGN26-036
FGN26-037
FGN26-038
FGN26-039
FGN26-040
FGN26-041
FGN26-041a
FGN26-042
FGN26-043
FGN26-044
FGN26-045
FGN26-046
FGN26-047
FGN26-048
FGN26-049
FGN26-050

Legend

Mayfair Gold Property Boundary
Contours - 1 meter
Drill Hole Collar and Trace

Proposed Mine Layout

Water Management Pond
Open Pit
Plant and Mine Infastructure
Crusher Pad
Medium Grade Ore Stockpile
Mineralized Mine Rock Stockpile
Mine Rock Storage Area
Overburden Stockpile
TSF Embankment
Highway 101 Realignment

N

0 1
kilometres
Scale 1:25,000
Map Projection: NAD 1983 UTM Zone 17N
Printed on 8.5 x 11

Date: September 4th, 2026
Author: A. Gelinas-Dechene

MAYFAIR
GOLD

Figure 3: Map of Condemnation Drilling Program

Condemnation Program Assay Highlights
Hole-ID	From (Meters)	To (Meters)	Length* (Meters)	Au g/t	Lithology
FGN26-031	51.00	67.75	16.75	0.52	AMV
and	260.00	261.25	1.25	1.28	MV
FGN26-033	178.30	181.00	2.70	2.84	AMV
including	179.70	181.00	1.30	5.41	MV
FGN26-035	87.00	90.00	3.00	0.66	SED
and	296.50	298.00	1.50	0.51	SED
FGN26-036	49.00	50.50	1.50	3.27	SED
FGN26-037	180.90	184.00	3.10	0.64	ASED
including	183.00	184.00	1.00	1.05	ASED
and	271.00	275.00	4.00	0.62	ASED
FGN26-038	198.30	202.50	4.20	1.58	SED
including	201.00	202.50	1.50	3.50	SED
FGN26-039	91.50	92.60	1.10	0.73	SED
FGN26-040	82.50	84.00	1.50	4.45	SED
FGN26-041a	238.50	240.00	1.50	3.64	SED
and	263.00	264.50	1.50	1.11	SED
FGN26-043	224.00	225.50	1.50	0.60	SED
FGN26-048	163.00	164.50	1.50	0.50	SED
and	167.50	169.00	1.50	0.67	SED
FGN26-050	278.00	279.50	1.50	1.14	SED
and	296.00	297.50	1.50	0.52	SED
* True Thickness for condemnation drilling is unknown. Lithology codes: "MV” mafic volcanics; “SED” sediments; denominator “A” denotes altered nature

Condemnation Drilling - Collar Information
Hole ID	Easting	Northing	Elevation	Length (Meter)	Azimuth	Dip
FGN26-030	557334	5375791	326	300	5	-50
FGN26-031	557865	5376070	316	300	340	-50
FGN26-032	558548	5376155	314	300	25	-50
FGN26-033	559084	5375595	312	300	25	-50
FGN26-034	559125	5374660	314	53	0	-50
FGN26-034a	559122	5374662	312	300	0	-50
FGN26-035	558729	5374163	312	300	0	-50

FGN26-036	558739	5374641	313	300	25	-50
FGN26-037	558291	5374722	314	300	0	-50
FGN26-038	557811	5374182	312	301	0	-50
FGN26-039	557799	5374738	315	300	0	-50
FGN26-040	558273	5374186	312	300	0	-50
FGN26-041	557393	5375141	317	72	335	-50
FGN26-041a	557393	5375141	317	300	335	-50
FGN26-042	557397	5374623	316	300	335	-50
FGN26-043	557170	5373775	310	300	335	-50
FGN26-044	559121	5374225	312	187	0	-50
FGN26-045	556964	5374878	317	300	335	-50
FGN26-046	556820	5374402	316	300	335	-50
FGN26-047	556717	5373786	310	300	335	-50
FGN26-048	556284	5374488	316	171	335	-50
FGN26-049	556744	5375186	323	300	335	-50
FGN26-050	556283	5375246	317	300	335	-50
*Coordinates reported in NAD83 Zn 17N

Mine Geology and Geochemical Modelling

Efforts are underway to build a comprehensive 3D model integrating geology and a multi-element database.  To date, over 900 inductively coupled plasma mass spectrometry assays (ICP-MS) have been taken in and around the main Fenn-Gib deposit. Mayfair is continuing to expand the database and model key elements to strengthen the geo-metallurgy model.  The final product will also serve in vectoring pathfinder elements to support exploration efforts on the property scale.

Acid-based accounting assays (ABA) are also being included to further support and strengthen the various environmental baseline studies.

Finally, the previously reported grade control program yielded favorable results (see news release dated June 18, 2026). Mayfair is currently considering options to capitalise on those results and potentially do targeted infill drilling to pursue that program.

Quality Assurance and Quality Control

Mayfair Gold maintains a Quality Assurance/Quality Control (QA/QC) program aligned with NI 43-101 requirements and industry best practices. NQ size surface drilling was carried out by Black Diamond Drilling of Matheson, Ontario, and by Wiijiiwaagan Drilling Limited Partnerships of Haileybury, Ontario, under the supervision of Mayfair Gold’s exploration team. The drill program includes detailed geological logging and systematic sampling of drill core at Mayfair’s secure facility in Matheson, Ontario.

Drill core selected for analysis was cut longitudinally using a diamond‑blade saw. One half of the core was retained in the core box for reference, and the other half was bagged, sealed, and prepared for shipment. Analytical work was completed by Swastika Laboratories Ltd. in Swastika, Ontario. Swastika Laboratories is independent of Mayfair Gold and accredited by the Canadian Association for Laboratory Accreditation Inc. (CALA) and meets the ISO/IEC 17025 standards for gold analysis by fire assay with gravimetric finish and fire assay with flame atomic absorption spectroscopy (FAAS) finish.

Samples were delivered directly to Swastika Laboratories by Mayfair personnel. Samples are crushed to minimum 80% passing 1,700 μm. Samples are then split to obtain a 300–500 g sample using a rotary divider. 300–500 g samples are pulverized to minimum 85% passing 74 μm. Gold assays were completed using a 30‑gram fire assay with FAAS finish. Samples returning gold grades greater than 10 g/t were re‑assayed using a 30‑gram fire assay with gravimetric finish. As part of Mayfair’s QA/QC protocol, one certified reference material (CRM), one coarse blank, and one coarse duplicate sample were inserted into the sequence of every 25 samples. Routine third‑party check assays are also performed.

True thickness for condemnation drilling is unknown.

Mayfair Gold is a Canadian development-stage gold company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. Fenn-Gib hosts a 4.3 million ounce indicated mineral resource of gold (181.3Mt at an average grade of 0.74 g/t) and the expected strategy outlined in the 2026 Pre-Feasibility Study (the “PFS”)1 is to develop the project under the provincial permitting process, targeting the higher-grade 1 million ounce probable mineral reserve (25.1Mt at an average grade of 1.29g/t) sitting near-surface, highlighting the optionality and scalability provided by the deposit.  The PFS also outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash flow2 of US$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering, and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. The company also remains focused on exploration around the

1 Please refer to the technical report entitled “Fenn-Gib Gold Project NI 43-101 Technical Report and pre-Feasibility Study” dated effective December 19, 2025 available on SEDAR+ at www.sedarplus.ca for further details.

2 Free cash flow does not have a standardized meaning and may not be comparable to similar measures presented by other issuers, referred to as non-GAAP financial measures. As the Corporation is not in production, the Corporation does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures may not be reconciled to the nearest comparable measures under IFRS.

broader land package with the goal of enhancing mineral resource scale and growth opportunities.

The geological information contained in this news release has been reviewed and approved by Adree DeLazzer, P.Geo., Vice President, Exploration of Mayfair, and the remaining technical information has been reviewed and approved by Drew Anwyll, P.Eng., Chief Executive Officer of Mayfair. Ms. DeLazzer and Mr. Anwyll are Qualified Persons as defined by National Instrument 43-101.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, “forward-looking information”). The use of the words “will” and “expected” and similar expressions is intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, the expected strategy to develop the project under the provincial permitting process, de-risking of early years’ high-grade feed and cash flow profile, the potential to bring forward higher-grade production, targeting the higher-grade mineral reserve, building and operating the Fenn-Gib Project and all disclosure related to the PFS, including commencement of construction and production. Although Mayfair Gold believes that the expectations reflected in such forward-looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng.
CEO, Mayfair Gold Corp.
2770 Plymouth Dr – Suite 101

Oakville, ON L6H 6Y4 Canada
+1 (855) 350-5600
info@mayfairgold.ca